WOLLMUTH MAHER & DEUTSCH LLP

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06019297

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 18 2006
WASH, D.C.
160

December 7, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares	December 7, 2006
2.	Notification of Transactions of Persons Discharging Managerial Responsibilities or their Connected Persons	December 7, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 12/18

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MARKS AND SPENCER GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE ATTACHED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES 25P EACH

10. Date of transaction

N/A

11. Date company informed

6 DECEMBER 2006

12. Total holding following this notification

51,949,417 ORDINARY 25P SHARES

13. Total percentage holding of issued class following this notification

3.08%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940

16. Name and signature of authorised company official responsible for making this notification

ANTHONY CLARKE

Date of notification

7 DECEMBER 2006

*Note: At the date of this disclosure Marks and Spencer Group plc had 1,688,148,658 Ordinary Shares of 25p in issue

APPENDIX FOR NOTE 3

LEGAL ENTITY REPORT

MARKS & SPENCER GP **SEDOL : 3127489**

As at 1 December 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 51,949,417 ORD GBP0.25 representing 3.08% of the issued share capital of 1,687,387,716 units

Legal Entity	Holding	Percentage Held
Gerrard Ltd	5,795,844	0.3435
Barclays Global Investors Japan Trust & Banking	1,930,492	0.1144
Barclays Private Bank Ltd	78,101	0.0046
Barclays Bank Trust Company Ltd	353,840	0.0210
Barclays Private Bank and Trust Ltd	7,654	0.0005
Barclays Life Assurance Co Ltd	2,252,622	0.1335
Barclays Global Investors, N.A.	11,791,032	0.6988
Barclays Private Bank and Trust Ltd	11,065	0.0007
Barclays Global Investors Australia Ltd	146,332	0.0087
Barclays Capital Inc	3,347,608	0.1984
Barclays Global Investors Canada Ltd	130,192	0.0077
Barclays Global Investors Ltd	14,823,555	0.8785
Barclays Global Fund Advisors	5,968,798	0.3537
Barclays Global Investors Japan Ltd	180,190	0.0107
Barclays Capital Securities Ltd	5,132,092	0.3041
Group Holding	**51,949,417**	**3.0788**

APPENDIX FOR NOTE 4

REGISTERED HOLDERS REPORT

As at 01 December 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 51,949,417 ORD GBP0.25 representing 3.08% of the issued share capital of 1,687,387,716 units.

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426360	54,965
BANK OF NEW YORK		119,757
Barclays Capital Nominees Ltd		1,701,304
Barclays Capital Nominees Ltd		295,095
Barclays Capital Nominees Ltd		246,113
Barclays Capital Nominees Ltd		2,214,400
Barclays Capital Nominees Ltd		354,708
Barclays Capital Nominees Ltd		1,701,304
Barclays Capital Nominees Ltd		1,646,304
Barclays Global Investors Canada		130,192
Barclays Trust Co & Others		60,035
BARCLAYS TRUST CO AS EXEC/ADM		12,590
Barclays Trust Co DMC69		7,000
Barclays Trust Co E99		1,089
Barclays Trust Co NOMS & DYE		1,457
Barclays Trust Co R69		271,669
CHASE NOMINEES LTD	16376	848,426
CHASE NOMINEES LTD	21359	129,272
CHASE NOMINEES LTD	28270	566,844
Clydesdale Nominees HGB0125	69296301	8,095
Clydesdale Nominees HGB0125	69301301	1,999
Clydesdale Nominees HGB0125	69358701	971
Durlacher Nominees Ltd		320,472
Gerrard Nominees Limited	607486	809
Gerrard Nominees Limited	650668	3,000
Gerrard Nominees Limited	653035	1,500
Greig Middleton Nominees Limited (GM1)		444,492
Greig Middleton Nominees Ltd (GM3)	220805DN	102,411
Greig Middleton Nominees Ltd (GM3)	523475DN	100,000
INVESTORS BANK AND TRUST CO.		4,808,748
INVESTORS BANK AND TRUST CO.		458,199
INVESTORS BANK AND TRUST CO.		47,889
INVESTORS BANK AND TRUST CO.		17,780
INVESTORS BANK AND TRUST CO.		111,021

INVESTORS BANK AND TRUST CO.		525,161
INVESTORS BANK AND TRUST CO.		68,487
INVESTORS BANK AND TRUST CO.		7,523,417
INVESTORS BANK AND TRUST CO.		289,283
INVESTORS BANK AND TRUST CO.		176,545
INVESTORS BANK AND TRUST CO.		157,136
INVESTORS BANK AND TRUST CO.		701
INVESTORS BANK AND TRUST CO.		28,438
INVESTORS BANK AND TRUST CO.		1,615,136
INVESTORS BANK AND TRUST CO.		518,010
INVESTORS BANK AND TRUST CO.		13,117
INVESTORS BANK AND TRUST CO.		325,070
JP MORGAN (BGI CUSTODY)	16331	417,030
JP MORGAN (BGI CUSTODY)	16338	98,175
JP MORGAN (BGI CUSTODY)	16341	920,026
JP MORGAN (BGI CUSTODY)	16342	221,801
JP MORGAN (BGI CUSTODY)	16400	12,225,554
JP MORGAN (BGI CUSTODY)	17011	28,746
JP MORGAN (BGI CUSTODY)	18409	1,565,338
JPMORGAN CHASE BANK		146,332
JPMorgan Chase Bank		183,477
JPMorgan Chase Bank		168,641
JPMorgan Chase Bank		86,397
JPMorgan Chase Bank		931,131
JPMorgan Chase Bank		45,679
JPMorgan Chase Bank		13,762
JPMorgan Chase Bank		247,624
JPMorgan Chase Bank		230,657
JPMorgan Chase Bank		23,124
JPMorgan Chase Bank		9,614
JPMorgan Chase Bank		96,785
JPMorgan Chase Bank		16,434
JPMORGAN CHASE BANK		55,495
Master Trust Bank		4,106
Mellon Trust - US CUSTODIAN /		60,182
Mitsui Asset		29,637

R C Greig Nominees Limited	3,684,895
R C Greig Nominees Limited a/c AK1	1,028,823
R C Greig Nominees Limited a/c BL1	83,110
R C Greig Nominees Limited a/c CM1	20,763
R C Greig Nominees Limited GP1	268,150
R C Greig Nominees Limited SA1	57,891
Reflex Nominees Limited	4,166
Reflex Nominees Limited	3,488
STATE STREET BANK & TRUST - WI	10,163
STATE STREET BOSTON	798,865
The Northern Trust Company - U	31,230
Trust & Custody Services Bank	15,515
Trust & Custody Services Bank	1,010
Trust & Custody Services Bank	7,089
ZEBAN NOMINEES LIMITED	78,101
Total	**51,949,417**

Issued: 7 December 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules. Marks and Spencer Group PLC (the 'Company') was informed on 7 December, 2006 that Appleby Trust (Jersey) Limited, as the trustee (the 'Trustee') of the Marks & Spencer Employee Benefit Trust (the 'Trust'), purchased on 6 December 2006, in London, four call options over a total of 8,036,000 ordinary shares of 25p each in the capital of the Company (the 'Optioned Shares') which the Trustee may exercise between March 2009 and March 2010 at an exercise price per share of 540.88p. The call options have been purchased by the Trustee from Citigroup Global Markets U.K. Equity Limited and The Royal Bank of Scotland plc to satisfy the vesting of awards under the Company's employee share plans. The Optioned Shares represent 0.48% of the issued ordinary shares at the date of this announcement. As a result of the purchase of the call options, the number of ordinary shares in the capital of the Company held by the Trustee in the Trust is unchanged at 5,489,094 representing 0.33% of the issued ordinary shares of the Company.

The following directors, together with all employees, are potential beneficiaries of the Trust and are therefore deemed to be interested in the shares held by the Trustee and in any interests in shares held by the Trustee as described above. The directors were not directly connected with the purchase and have no rights in respect of the call options.

- Stuart Rose
- Ian Dyson
- Steve Sharp

For further information please contact:
Michael Wallace – 020 8718 7506